Fibrocell Science, Inc.
405 Eagleview Boulevard
Exton, Pennsylvania 19341
February 10, 2011
Laura Crotty, Esquire
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Fibrocell Science, Inc. Registration Statement on Form S-1 (File No. 333-170688)
Dear Ms. Crotty:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Fibrocell Science, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-170688) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 3:00 P.M., Washington, D.C. time, on February 11, 2011, or as soon thereafter as practicable.
     Furthermore, the Company acknowledges the following:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FIBROCELL SCIENCE, INC.
/s/ Declan Daly
Name:	Declan Daly
Title:	Chief Financial Officer